UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15048599

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-67467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockwell Global Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Baylis Road
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc H Stoltz 516 222 9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 Burt Drive (Address) Deer Park (City) New York (State) 11729 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Guarino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockwell Global Capital LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES

Title

CARMELA E GIANNICO
Notary Public - State of New York
No. 01GI5075450
Qualified In Suffolk County
My Commission Expires March 31, 2015 2-26-15

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKWELL GLOBAL CAPITAL, LLC
(A Limited Liability Company)

DECEMBER 31, 2014

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

Mr. Bruce Guarino
Rockwell Global Capital, LLC
Melville, New York

Gentlemen:

We have audited the accompanying statement of financial condition of Rockwell Global Capital, LLC , as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above presents fairly, in all material aspects, the financial position of Rockwell Global Capital, LLC as of December 31, 2014 in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Very truly yours,

Michael Damsky CPA, P.C.

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Selden, New York
February 27, 2015

ROCKWELL GLOBAL CAPITAL, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 880,121
Due from clearing broker	587,961
Prepaid expenses and other expenses	171,361
Fixed assets, net	93,674
Advances to brokers	45,083
Letters of credit	62,748
Deposits	52,660
Total assets	$ 1,893,608

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses	$ 881,293
Deferred rent	208,034
Total liabilities	1,089,327
Commitments and contingencies	
Member's equity	804,281
Total liabilities and member's equity	$ 1,893,608

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Rockwell Global Capital, LLC, (the "Company") is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

Concentration of risk
The Company maintains cash in bank accounts which are non-interest bearing. As of January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
As a limited liability company, the Company is not subject to Federal or state taxes. The Company may be subject to local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company has no unrecognized tax benefits at December 31, 2014.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain tax positions
The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

3. RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker consists of the following

Clearing broker deposit receivable	$ 110,941
Due from clearing broker	477,020
	$ 587,961

4. ADVANCES TO BROKERS

Advances to brokers represents advances on future commissions paid to the Company's registered brokers. As commissions are earned, the advances are applied and any net amounts are paid to the broker. As of December 31, 2014, the advances to brokers totaled $45,083.

5. LETTERS OF CREDIT

In connection with two of its leases (see note 8), the Company has acquired two letters of credit in favor of its landlords. These letters of credit accrue interest on the outstanding balance. As of December 31, 2014, the letters of credit totaled $62,748.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEEET CREDIT RISK

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

7. CONTINGENT LIABILITIES

Under an agreement with its clearing broker, the Company is contingently liable for a customer's failure to make payment to the clearing broker when due, to deliver securities sold for the account of the broker or the broker's customer failures of a customer of the company to meet any margin call or any maintenance call, the purchase of customers until actual and complete payment has been received by the clearing broker.

The Company is involved in several arbitrations in the normal course of business. The Company is vigorously defending itself against these claims and believes that they are without merit.

At December 31, 2014, the Company is obligated under a lease for office space, which expires in 2019. The lease contains predetermined fixed escalation of minimum rentals during the lease term. In addition, as an inducement to enter into such lease, the Company received various rent allowances. The Company recognizes the rent allowance and the related fixed escalation on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and the amounts paid as deferred rent. As of December 31, 2014, the deferred rent liability amounted to $208,034.

7. CONTINGENT LIABILITIES *(continued)*

Approximate future minimum annual rental payments under the lease are as follows for the years ended December 31:

2015	$	543,295
2016		569,384
2017		548,569
2018		377,962
	$	2,039,210

A lease for the rental of office space in New York City was entered into during 2011 and was still in effect in 2014. During 2014, the Company recorded rent expense of $401,255 in relation to this office space. In November 2013, the Company sublet the office space and collected rental income of $200,506 for 2014, which includes both base rent and utility charges.

As of December 31, 2014, future rental receipts under the sublet lease which continues through 2018 are as follows:

2015	$	209,840
2016		215,086
2017		220,463
2018		187,610
	$	832,999

8. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2014, the Company had net capital, as defined, of $314,347, which exceeded the required minimum net capital of $100,000 by $214,347. Aggregate indebtedness at December 31, 2014 totaled $1,089,327. The Company's percentage of aggregate indebtedness to net capital was 347%.

9. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2014 and determined that there are no material events that would require disclosures in the Company's financial statements.